Interbrew

SUN GROUP

Announcement by SUN and Interbrew in relation to SUN Interbrew Ltd.

Brussels, Moscow, 27 July 2004

SUN and Interbrew, the controlling shareholders of SUN Interbrew Ltd. (the "Company"), announce that, as permitted by the Shareholders Agreement relating to SUN Interbrew Ltd., they have agreed to allow each other to make additional share purchases of the voting shares of SUN Interbrew Ltd. up to a combined level of 75.5%. SUN and Interbrew have also agreed to certain provisions that are designed to ensure that the balance of control between them is not affected by the possible purchases of additional voting shares.

SUN and Interbrew exercise strategic and operational control over the Company under the Articles of Association and by virtue of the Shareholders Agreement entered into by SUN and Interbrew. The agreement regarding the purchase of additional voting shares is a clear demonstration of SUN and Interbrew's commitment to the continued successful development of SUN Interbrew Ltd.

SUN and Interbrew have informed the Board of SUN Interbrew Ltd. that they will continue to abide by the Company's policies on dealing in the shares of SUN Interbrew Ltd. as posted on the Company's official website at www.suninterbrew.ru in connection with all such possible purchases and sales.

SUN Group is an international investment group, active in building and investing in businesses in a variety of sectors around the world, including in India and the Russian Federation. SUN Group is the founding shareholder of SUN Interbrew Ltd. (formerly SUN Brewing Ltd.), which it established in 1992 and built into the second largest brewing group in Russia.

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Interbrew SUN GROUP

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contacts:

Interbrew

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Sophia Baah
Investor Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: sophia.baah@interbrew.com

SUN Group

Stephan DuCharme
Director
Tel: +7-095-787 2090
Fax: +7-095-787 2091

Citigate Dewe Rogerson

Anthony Carlisle
Tel: +44-20-7638-9571
Mobile: +44-7973-611-888

David Westover
Tel: +44-20-7282-2886
Mobile: +44-7768-897-722